UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Cheniere Energy, Inc. (Name of Issuer)
COMMON STOCK, PAR VALUE $0.003 PER SHARE (Title of Class of Securities)
16411R109 (CUSIP Number)
September 06, 2001 (Date of Event which Requires Filling of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[	X	] Rule 13d-1(c)
[		] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 16411R109

1.	Names of Reporting Persons. Azure Energy Fund, Inc. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Cayman Islands, B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 223,282

	6.	Shared Voting Power 0

	7.	Sole Dipositive Power 223,282

	8.	Shared Dipositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 223,282

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Insructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 1.7%

12.	Type of Reporting Person CO

This Amendment No. 2 to the original Schedule 13G filed on October 3, 2000 (the "Original Schedule 13G") by Azure Energy Fund, Inc. ("Azure") relates to shares of common stock, par value $0.003 per share, of Cheniere Energy, Inc. (the "Company"), and amends Items 1(b), 2(b), 2(c), 4 and 5 of the Original Schedule 13G. The cover page and full text of Items 1(b), 2(b), 2(c), 4 and 5, as amended hereby, are restated in their entirety in this Amendment No. 2. Items 1(a), 2(a), 2(d), 2(e), 3, and 6 through 10 of the Original Schedule 13G remain unchanged, and are restated in their entirety in this Amendment No. 2. All figures reported on the cover page and in Item 4 take into consideration the Company's one-for-four reverse stock split effective October 18, 2000.
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Item 1.
(a)	Name of Issuer Cheniere Energy, Inc.
(b)	Address of Issuer's Principal Executive Offices 333 Clay Street, Suite 3400, Houston, Texas 77002-4102

Item 2.
(a)	Name of Person Filing Azure Energy Fund, Inc.
(b)

Address of Principal Business Office or, if none, Residence

Effective August 31, 2001, the address of the principal business office of Azure Energy Fund, Inc. was changed to: C/o Corpserve Limited, 40 Linwood Street, P.O. Box 2503 GT, Grand Cayman, Cayman Islands B.W.I.

(c)

Citizenship

Effective August 31, 2001, Azure Energy Fund, Inc. was registered by way of continuation as an Exempted Company with Limited Liability under and in accordance with the laws of the Cayman Islands B.W.I.

(d)	Title of Class of Securities Common Stock, par value $0.003 per share (the "Common Stock").
(e)	CUSIP Number CUSIP Number 16411R109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: 223,282
(b)	Percent of class: 1.7%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 223,282
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 223,282
	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Azure Energy Fund, Inc.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2001
Azure Energy Fund, Inc.
By:	/s/ J. Kenney Berscht J. Kenney Berscht
Title:	Director

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